Etsy Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Etsy, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponents urge you to vote FOR the stockholder proposal requesting an independent review of the effectiveness and outcomes of the Company’s efforts to prevent harassment and discrimination against its protected classes of employees, which is Proposal 5, at the Etsy Inc. (“Etsy” or the “Company”) Annual Meeting of Shareholders on June 14, 2023.

SUMMARY OF THE PROPOSAL

The resolution requests that the Board of Directors commission an independent review of the effectiveness and outcomes of the company’s efforts to prevent harassment and discrimination against its protected classes of employees, and issue a public report summarizing the findings.

The supporting statement suggests that, in its discretion, the Board may wish to consider including in the report disclosures such as:

●	the total number and aggregate costs associated with disputes settled by the Company related to harassment or discrimination in the previous three years;
●	the total number of pending harassment or discrimination complaints the Company is seeking to resolve through internal processes, arbitration or litigation;
●	the total number and aggregate costs associated with contracts that include exit or other agreements where concealment clauses that restrict discussions of harassment or discrimination are present; and
●	an estimate of the number of claims which may be made public, should existing non-disclosure or arbitration agreements be invalidated by changing legislation.

The report should not include the names or details of settlements without consent from the affected employee or ex-employee and should be prepared at a reasonable cost and omit any information that is proprietary, privileged, or violative of contractual obligations.

BACKGROUND TO THE PROPOSAL

This resolution was made necessary by the company’s ongoing use of non-disclosure agreements (NDAs) in severance arrangements. Etsy states that diversity, equity, and inclusion are core to its business, that it has a transparent culture, and that it has successful and robust anti-harassment and anti-discrimination programs. However, the proponents are concerned that the company’s use of NDAs at termination of employment restricts employees from sharing their own experiences with external stakeholders, such as investors.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	The Extent to which Etsy uses Non-Disclosure Agreements is Unknown
2)	Use of Non-Disclosure Agreements Remains a Significant Concern
3)	Investors Benefit from Accountability Systems within Companies

The Extent to which Etsy uses Non-Disclosure Agreements is Unknown

Etsy’s “Report Regarding Employment-Related Concealment Clauses” states that the Company uses confidentiality in post-employment agreements in limited circumstances for involuntarily terminated employees. However, it is unclear how Etsy defines the term “limited” or what quantitative range should be assigned to the term.

If Etsy has experienced limited harassment and discrimination claims and NDAs are rarely applied, Etsy’s provision of the data requested by the resolution should provide investors with great reassurance that the Company’s commitment to diversity and inclusion has been effectively implemented.

Use of Non-Disclosure Agreements Remains a Significant Concern

A number of risks are associated with the use of concealment clauses:

1) Risks associated with a shifting legislative landscape

Etsy is currently operating under a patchwork of state, federal and international laws. At the federal level, The Ending Forced Arbitration for Sexual Assault and Sexual Harassment Act and The Speak Out Act have banned the use of arbitration and pre-dispute NDAs for sexual assault and harassment. The states of California and Washington have prohibited NDAs from covering any harassment or discrimination allegations.

In March 2023, the National Labor Relations Board issued a memo stating that employers cannot demand that laid-off employees keep the terms of their exit agreements secret or sign overly broad non-disparagement clauses. This ruling is considered retroactive.1

2) Risk of a possible surge in claims

Etsy’s ongoing use of concealment clauses creates the risk of a sudden surge of claims against the Company, should more laws be passed disfavoring their use or a successful workaround be found. When previously hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as has occurred at Activision, 21st Century Fox, Alphabet, CBS, Intel, Nike, Pinterest, Texas Instruments, Walt Disney, Wynn Resorts, and many others.

3) Risk of harm to relationship with employees

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1 https://www.vice.com/en/article/n7ewy7/non-disparagement-clauses-are-retroactively-voided-nlrbs-top-cop-clarifies

Employees have protested the use of concealment clauses at a number of technology companies, including Activision, Airbnb, eBay, Meta, Pinterest, and Riot Games.2 For years, Activision Blizzard reportedly withheld information from its board of directors about sexual misconduct complaints, leading, to significant negative press attention once allegations surfaced; several government enforcement action alleging Activision Blizzard permitted a culture of sexual harassment, abuse, and discrimination; and multiple employee walkouts.3

4) Risk of harm to brand perception

The use of concealment clauses for discrimination and harassment claims has generated significant controversy, as the #MeToo and racial justice movements call attention to how provisions limiting workers’ (or former workers’) ability to speak freely about their experiences can perpetuate abuse and protect predators. Organized groups of tech workers, members of Congress, and political candidates have all expressed opposition to mandatory arbitration and NDAs; press coverage has been abundant.

5) Risk of litigation

In 2020, in violation of their signed NDAs, a number of workers spoke to the press about experiences of racism and pay inequity at Pinterest.4 Shareholders ultimately sued Pinterest executives, alleging a breach of fiduciary duty by “perpetrating or knowingly ignoring the long-standing and systemic culture of discrimination and retaliation.”5As part of its agreement settling that suit, Pinterest pledged $50 million to overhaul its workplace culture and promote diversity, and it agreed to release former employees from NDAs.6

6) Risk that Etsy will lose talent to peers

Technology companies, some of which are listed as compensation peers in Etsy’s 2022 proxy statement and may compete with Etsy for recruitment and hiring, have discontinued the use of NDAs which apply to harassment or discrimination claims, or they have never required their use. Many technology companies, including Alphabet, Twilio, Apple, Microsoft, and Salesforce, have stopped using these policies.

7) Risk that the use of concealment clauses undermines diversity and inclusion programs

The benefits of diverse and inclusive workplaces have been well documented. Research on this topic includes, but is not limited to:

●	As You Sow’s 2022 review of 277 EEO-1 reports, which detail a company’s workforce composition, found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[7]

●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20% of managers have had greater share price increases over the past decade than those companies with lower representation of women in management.[8]

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2 https://www.theguardian.com/media/2021/oct/20/netflix-employees-activism-walkout-dave-

chappelle-controversy

3 https://www.theverge.com/2021/10/28/22750450/activision-blizzard-ends-forced-arbitration-bobby-kotick-paycut

4 https://www.washingtonpost.com/technology/2020/07/03/pinterest-race-bias-black-employees/

5 https://www.institutionalinvestor.com/article/b1phvnsfffr2bp/Retirement-System-Sues-Pinterest-Board-and-Execs-Over-Discrimination

6 https://www.nytimes.com/2021/11/24/technology/pinterest-discrimination-settlement.html

7 https://www.asyousow.org/report-page/workplace-diversity-and-financial-performance

8 https://www.cnbc.com/2019/10/14/female-leaders-may-boost-share-price-performance-credit-suisse-says.html

●	McKinsey has found that companies in the top quartile for gender diversity in corporate leadership were 21% more likely to have above-average profitability, compared to those companies in the bottom quartile. Similarly, leaders in racial and ethnic diversity were 33% more likely to outperform industry peers on profitability than companies in the bottom quartile.[9]

●	A 2019 study of the S&P 500 by The Wall Street Journal found that the 20 most-diverse companies had an average annual five-year stock return that was 5.8% higher than the 20 least-diverse companies.[10]

●	Of particular relevance to Etsy, a strong link seems to exist between diversity and innovation revenue. BCG has found that, after surveying 1,700 companies, those with above-average diversity produced significantly greater percentages of revenue from products or services launched within the previous three years than those with below-average diversity.[11]

Investors Benefit from Accountability Systems within Companies

Inherent to investments in public companies is the risk that company managers’ goals do not align with those of the company’s investors. Concealment clauses also provide advantages to managers and executives who wish to limit their own accountability and keep their actions hidden from external stakeholders; these clauses mask from external parties true workplace conditions, increasing the risk of diverging investor and manager goals.

The use of concealment clauses raises concerns that corporate managers are insulated, and rather than relying on the successful implementation of best practices, they may be relying on the ability of arbitration, NDAs, and non-disparagement agreements to mask failures in their internal systems.

CONCLUSION

While Etsy asserts that it uses concealment clauses only in limited circumstances and that it “care[s] deeply about creating a workplace free from discrimination and harassment,” the abrupt changes in leadership and company culture12 coupled with recent accounts of Etsy employees considering unionization13, suggest that Etsy’s use of concealment clauses may be masking needed improvements in human capital management from the public eye. With concealment clauses in place, investors cannot know how extensive the problems are within the company.

In order to remedy the lack of transparency for external stakeholders about the Company’s workplace conditions, additional reporting was requested from Etsy. However, Etsy has not yet provided reporting which shows an independent determination of the effectiveness and outcomes of the Company’s efforts to prevent harassment and discrimination against its protected classes of employees.

For questions regarding Proposal 5, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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9 https://www.mckinsey.com/capabilities/people-and-organizational-performance/our-insights/delivering-through-diversity

10 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

11 https://www.forbes.com/sites/forbesinsights/2020/01/15/diversity-confirmed-to-boost-innovation-and-financial-results/?sh=789c79d3c4a6

12 https://www.nytimes.com/2017/11/25/business/etsy-josh-silverman.html#:~:text=The%20board%20was%20under%20pressure%2C%20and%
20in%20early,that%20had%20been%20in%20the%20works%20for%20months.

13 https://www.cnbc.com/2022/04/16/etsy-sellers-eye-forming-a-union-after-going-on-strike.html

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in Etsy’s proxy statement.